Exhibit 99.4

Nuva Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the Three Month Periods Ended

September 30, 2013 and 2012

NUVA PHARMACEUTICALS Inc.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIODS ENDED

September 30, 2013 and 2012

1.01

DATE

This Management Discussion and Analysis (“MD&A”) is dated November 19, 2013 and should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2013 and the annual consolidated financial statements of Nuva Pharmaceuticals Inc. (“NUVA” or the “Company”) for the year ended June 30, 2013.  All financial information is expressed in Canadian dollars and is prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the quarter ended June 30, 2013, the Company was funded $800,000 by the issuance of share capital. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations. Additional equity or debt-based financing may be required to continue the Company’s operations and pursue product developments.

1.02

OVERALL PERFORMANCE

On November 13, 2003, Nuva Pharmaceuticals Inc. trades on the TSX Venture Exchange in Canada under the symbol “NPH” and on the OTCQB under the symbol “APCSF”.

NUVA has developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

Sales

There have been no sales during the three month period ended September 30, 2013 (September 30, 2012 - $nil).

Manufacturing

On August 01, 2013 and on September 11, 2012, the Company entered into agreements with Canagen Pharmaceuticals Inc. that granted Canagen the sole, exclusive right to manufacture FerroHeme and Pedia-Safe or to have FerroHeme and Pedia-Safe manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company. At the time of this report, there were no other active manufacturing agreements in place.

Patents

The Company has abandoned T3/6 patent renewals in Europe, the USA and Australia.

Canada

On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. The Company allowed the patent to become temporarily abandoned and had it reinstated on October 3, 2012. The company settled debts with a former Officer and Director with the transfer of the T3/6 patent for Canada. Part of the agreement was that the Company would maintain the patent renewals.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for ALDA’s T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action.

Trademarks

“T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”, and in the United States as a Principal Register mark on November 2, 2004 (Registration No. 2898506) for a “pharmaceutical agent for use as an ingredient in disinfectants in liquid, spray, cream, ointment or gel for the prevention of infectious diseases”. Prior to November 2, 2010, the Company requested and received a 6 month extension to April 2, 2011 to file the Affidavit of Use which was filed prior to April 2, 2011. On July 11, 2011, the Company was notified that the Declaration and Specimen of Use filed for T36® had been accepted by the United States Patent and Trademark Office. This registration remains in force and will be due for renewal on January 18, 2015.

 “ICEN®”

On November 2, 2009, “ICEN®” became a registered trademark of the Company in Canada (Registration No. TMA751,878) for “antiseptic preparations; personal disinfectant sprays; disinfectants for household, commercial and institutional use; disinfectant wipes; disinfectant cleaning preparations for household, commercial and institutional use”. At the time of this report, the trademark has not been used.

“T36 Disinfex®”

On December 2, 2009, “T36 Disinfex” became a registered trademark of the Company (Registration No. TMA

1.02

OVERALL PERFORMANCE (cont’d)

Material Effects of Government Regulations  (cont’d)

At this time, the Company has no sales; however, the Company hopes to commence sales in China, through a joint venture agreement in the future and, as a result, we have summarized the government regulations in this market that may affect the Company in the future. The Canadian patent was assigned to a third party as part of a debt settlement and the Company is responsible for keeping it maintained as part of the agreement. A summary is provided on the government regulations for both of these countries.

1.

Canada: In order to market and sell an antiseptic, which is classified as a drug in Canada, the product must be approved by Health Canada, a federal government department responsible for the oversight of drugs and certain other medical products. The Therapeutics Product Directorate (TPD) is the department of Health Canada that issues the DIN (Drug Identification Number) for registered products. A company can apply for a DIN by submitting the appropriate fee, a draft label and, in most cases, copies of completed efficacy and safety studies to support the claims made on the label. The descriptions of the tests required for Health Canada approval of a disinfectant are described above in the sections entitled “Efficacy studies” and “Toxicology studies”. The TPD generally takes up to 12 months or more for review and completion prior to the issuance of a DIN. However, if further documentation or studies are required, the time taken to obtain approval for a new product can be longer.

Canada has a number of “Category IV” monographs. Under these monographs, products may be approved if they meet well-established criteria for minimum concentrations of active ingredients and meet certain labelling requirements. For example, T36® 0.5% Hydrocortisone Ointment was provided with a NPN (“Natural Product Number”) under the monograph, “Hydrocortisone Topical”.

Production facilities that manufacture an approved product with DIN’s must have a Drug Establishment License that verifies its adherence to Good Manufacturing Practices (GMP) as set out by of Health Canada. Health Canada’s Natural Health Products Directorate issues NPN’s. Facilities that manufacture products with NPN’s must have a Site License, also issued by Health Canada.

2.

China: In the People’s Republic of China (“China”), T36® is registered as an antiseptic and a hand sanitizer after being tested for toxicology and efficacy at the Centers for Disease Control (“CDC”). The Chinese CDC should not be confused with the CDC in Atlanta, Georgia, although both organizations share the same name. The studies conducted in China included the following tests.

•

Kill tests against Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa – In a suspension test, the disinfectant must provide a log10 reduction in bacterial population of 5.0 or more within a test time designated by the supplier of the disinfectant. A suspension test involves adding the bacteria to the disinfectant, usually at a ratio of 0.1 to 2 parts bacterial suspension to 9.9 to 8 parts disinfectant, respectively.

•

Field disinfecting test on general hard surfaces – General bacterial counts are first determined on table surfaces and the window frame surfaces, maintained at 19 to 21 oC, by taking sample swabs and culturing the bacteria. The same surfaces are then wiped with the disinfectant and sampled after a test time designated by the supplier of the disinfectant. The disinfectant must provide an average log10 reduction in bacterial population of 2.0 or more in this test.

1.02

OVERALL PERFORMANCE (cont’d)

•

Metal corrosion test - Metal plates made of stainless steel, carbon steel, copper and aluminum are immersed continuously for 72 hors in the disinfectant. The corrosion rate, measured in millimeters per annum, is then determined for each metal.

•

Acute oral toxicity test - Four dosage groups receive 1,000, 2,150, 4,640, and 10,000 mg/kg of disinfectant administered orally with 10 animals in each group and comprised of half females and half males. After

•

Exposure to the disinfectant, the general conditions, symptoms of toxicity, and deaths of animals are observed over a period of 2 weeks. After the tests are finished, all animals are dissected and gross pathological changes of animals are recorded. Acute toxicities are measured in terms of the LD50, the dose at which 50% of the animals die.

•

Bone marrow erythrocyte micronucleus test - Rats are given a dose of 500, 2,000, and 5,000 mg/kg of disinfectant by gastric lavage. Each group consists of 5 females and 5 males. Thirty hours later, the rats are given a second dose that is identical to the first. Six hours later, the rats are killed and dissected. Bone marrow

•

from the sternum is removed, smeared on microscope slides, stained and examined for signs of chromosomal mutations.

•

Skin irritation test - Twenty-four hours before testing, a 3 cm x 3 cm area beside both sides of spinal cords on the backs of three New Zealand rabbits is shaved. On the next day, a testing area of 2.5 cm x 2.5 cm on the shaved skin on the left side is marked and 0.5 ml of disinfectant is smeared evenly on the test area, covered by 2 to 4 layers of gauze the same size as the test area and one layer of cellophane which is a little bigger than testing area for each animal. The test area is directly exposed to the disinfectant in this way for 4 hours. The shaved area on the right side is exposed to saline as a negative control using the same procedure. After the 4 hour exposure, the dressings are removed and shaved areas are washed using warm water to remove any residual saline or disinfectant. After 1, 24, and 48 hrs the level of skin irritation is observed and recorded.

Products registered in Canada

The Company also has other products in various stages of development. Unless otherwise indicated, the Company has not determined, for any of these products, when or if manufacturing will be started, revenues will be realized, any further testing will be conducted or registrations will be pursued in any jurisdiction outside Canada. If any further testing or registrations are undertaken, it is not known how much time or funding such testing would require or how long it will take the regulatory bodies to approve the products for marketing by the Company or if the regulatory bodies will approve the products at all. There are active competitors that are already well established in the markets selected by the Company. Delays may allow even more competition to develop comparable products, which will make market penetration more difficult which would, in turn, lead to reduced revenues.

The following table summarizes the DIN”s and NPN’s that have been received from Health Canada.

NPN’s - Products to be marketed by the Company.

80026139	30-Jun-11	Pedia-Safe Polyvitamin Drops[1]
80001571	05-Apr-06	Ferroheme[2]

1 Licensed to the Company by Canagen in an agreement dated September 11, 2012.

2 A Memorandum of Understanding dated October 17, 2012 is in place for licensing of Ferroheme to the Company by Canagen.  Agreement signed on August 01, 2013.

1.02       OVERALL PERFORMANCE (cont’d)

Risk Factors

Risks pertaining to the Company:

•

The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

•

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

•

If the Company raises further funds through equity issuances, the price of its securities could decrease due to the dilution caused by the sale of additional shares.

•

The Company has issued a limited number of shares out of its authorized capital of an unlimited number of common shares, which could be dilutive and negatively affect the share price.

•

The Company could enter into debt obligations and not have the funds to repay these obligations.

•

The Company has a history of generating limited revenues and the continuing failure to generate further revenues could cause the Company to cease operations.

•

The Company’s future performance is dependent on key suppliers and manufacturers and a loss of any suppliers or manufacturers could have a material adverse effect on the Company by reducing or eliminating the ability of the Company to manufacture or sell its products.

•

To meet its financial obligations, the Company may be required to divest itself of certain assets

•

There is no assurance that the Company will be able to secure the funds needed for future development, and failure to secure such funds could lead to a lack of opportunities for growth or cause the cessation of its business.

•

The Company and the Company’s products have limited brand awareness which limits the ability of the Company to gain credibility from prospective customers and to sell its products into new markets.

•

The Company has limited sales and marketing experience and can provide no assurance that the Company can keep its current customers or gain new ones.

•

Registration of products may not occur in a timely manner which could lead to delays in product introductions, reduced revenue expectations and extra costs to conduct further tests to satisfy regulatory agencies.

•

There is a risk that the Company’s intellectual property infringes upon the rights of other companies, which could lead to reduced revenues, reduced margins due to sanctions against the Company, outright withdrawal or prohibition of products or trademarks from the market and significant costs for legal defense against infringement claims, re-branding of products and revised marketing materials.

•

There may be limited ability to defend the patents if and when they are issued, leading to loss of sales that might otherwise be realized if the Company was in a position to defend its patents.

•

The market for antiseptic products is competitive and well established with a number of large, multinational, widely recognized companies with significant financial and marketing resources selling, and possibly developing, similar products.

•

The Company’s T36® is composed of various chemicals that may pose risks due to flammability and possible health risks.

•

The Company may not be able to establish distribution channels for ay new products that it brings to the market

•

The Company, if it is able to establish sales again, will have a limited number of customers and will be dependent on a few key accounts to generate sales.

1.03

  SELECTED ANNUAL FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2013	June 30, 2012	June 30, 2011
Revenue	$ Nil	$ 83,361	$ 305,592
Comprehensive Income/(Loss)	698,502	(306,565)	(1,875,565)
Basic and Diluted Loss Per Share	0.04	(0.05)	(0.03)
Total Assets	800,991	19,571	190,494
Accounts Payable and Accrued Liabilities	215,785	347,235	304,996
Sponsorship Liability	Nil	875,000	875,000
Short Term Loans	35,907
Promissory Notes	112,611	118,500	77,000

1.04        SUMMARY OF QUARTERLY RESULTS

Period Ended	Sept/13	June/13	Mar/13	Dec/12	Sept/12	June/12	Mar/12	Dec/11
Reporting Standards used	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	$-	$-	$-	$-	$-	$ -	$ 479	$38,209
Net Income/Loss	(150,333)	(195,434)	(45,393)	(30,396)	554,655	(504,923)	(54,742)	(67,450)
Loss/Share	(0.01)	(0.01)	(0.003)	(0.003)	0.09	(0.05)	(0.01)	0.01
Total Assets	954,536	800,991	354,422	365,612	362,169	19,571	75,996	102,919

1.05         RESULTS OF OPERATIONS

For the Three Month Period Ended September 30, 2013

Consulting & Management

Consulting and management fees for the three month period ended September 30, 2013 were $19,982 compared to $15,848 for the three month period ended September 30, 2012. A non-cash based stock compensation was recorded during the three month period ended September 30, 2013 of $121,800 (September 30, 2012 - $nil).

Dues and Filing Fees

The dues and filing fees amounted to $5,558 for the three month period ended September 30, 2013 compared to $4,978 for the same period ended September 30, 2012.

Legal and Accounting Fees

Legal and accounting fees were $9,317 for the three month period ended September 30, 2013 compared to $3,000 for the same period ended September 30, 2012.

Product Registration and Development Costs

Total costs incurred in this category for the three month period ended September 30, 2013 were $1,937 and $1,200 for the same period ended September 30, 2012. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Comprehensive (Gain)/Loss from Operations

The Comprehensive (loss) from operations was $150,333 for the three month period ended September 30, 2013 compared to a gain of $880,519 during the same three month period ended September 30, 2012.

1.06         LIQUIDITY

As at September 30, 2013, the Company had a working capital of $267,599 and ($296,132 – June 30, 2012). Management believes that with the private placement recently completed, the Company will have adequate liquidity to settle its liabilities when they come due. However, the resources on hand may not be sufficient to enable the Company to acquire products or develop its products. Management is actively looking for addition equity and debt financing to address future cash flow needs. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

1.7

 CAPITAL RESOURCES

During the three month period ended September 30, 2013 no warrants or options were exercised or expired. During the same period ending September 30, 2012 a total of 327,500 warrants expired.

Warrants

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit is exchangeable for one common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision if the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013.  Legal fees of $850 and finders’ fees of $ 57,600 were charged against share capital in connection with the private placement.  Warrants were valued at $663,834 using the Black Scholes Valuation method.

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $560,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

On January 12, 2011, the Company completed a private placement of 200,000 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $2.00 per share until January 12, 2013 with a forced exercise provision attached to each warrant. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

Options

During the three month period ended September 30, 2013 the Company issued 1,400,000 options to Directors and Consultants with an exercise price of $0.10 for a period of 5 years.

As a result of Director resignations there were no options outstanding at June 30, 2013.

Additional Financing

There is no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favourable. Many of the Company’s products still require further development, laboratory testing and human testing in order to obtain required regulatory approvals. A lack of funds will impair the ability of the Company to complete such tests. A lack of funds will also impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.

The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.08

COMMITMENTS AND AGREEMENTS

1.

On September 05, 2013, the NUVA announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

2.

 On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. that granted the Company global sales and marketing rights, excluding China and India, to Pedia-Safe POLYVITAMIN DROPS. Pedia-Safe is a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada’s Natural Health Products Regulations, with the issuance of Natural Product Number 80026139.

3.

On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. that granted the Company the sole, exclusive to manufacture Pedia-Safe or to have Pedia-Safe manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

4.

On October 19, 2012, the Company announced that it had entered into a binding Memorandum of Understanding that grants NUVA an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.

Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and

ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the treatment of Tuberculosis and multi-drug resistant TB.

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and

f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, NUVA will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. NUVA will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange. A definitive agreement is in progress. No other actions have been taken.

1.09

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

a)   During the three month period ended September 30, 2013, the Company was invoiced for management/consulting fees of $19,982 (September 30, 2012 - $15,848)

b)   During the three month period ended September 30, 2013, the Company paid $ 6,195 (2012 - $nil) for accounting fees to a company owned by the CFO.

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations.

1.11

QUARTERLY ACTIVITIES

The Company:

1.

Changed its name from ALDA Pharmaceuticals Corp. to Nuva Pharmaceuticals Inc.

2.

Entered into a Memorandum of Understanding (“MoU”) on July 12, 2013 with a Chinese company, Hangzhou Kangjiale Tourism Articles Co. Ltd., to manufacture, distribute and sell in China the Company’s patented T36® liquid disinfectant and gel sanitizer technology.

3.

Signed on August 1, 2013 an agreement to acquire FerroHeme and the concomitant global sales and marketing rights to the product for a consideration of Common Shares of Nuva based on Canagen’s asking price of $340,000.

1.12

SUBSEQUENT EVENTS

October 25, 2013 the Company announced that Sina Pirooz had joined the Board of Directors of the Company. Mr. Pirooz is a registered and practicing pharmacist and a professional member of the College of Pharmacists of British Columbia, with over ten years of pharmaceuticals and pharmacy management experience.

He is an owner of Pure Integrative Pharmacy chain stores and President of SP RX Services, an established pharmacy consulting company, which provides consulting, pharmacist and pharmacy management services to many of Canada’s largest and established drug store chains, pharmacy chains and independent pharmacies and drug stores, including Shoppers Drug Mart, Rexall Drugs, Pharmasave and Guardian Pharmacies. He is also actively engaged in the sales, marketing and export of pharmaceuticals, OTC drugs and health supplements to the Middle East.

1.13

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are presented in Note 3 and 4 of the audited consolidated financial statements for the year ended June 30, 2013.  The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates may have a significant impact on the interim condensed consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.

The preparation of the condensed consolidated interim financial statements also requires management to exercise judgment in the process of applying the accounting policies.  Areas requiring significant management estimates include stock based compensation expense, valuation of share purchase warrants, valuation of accounts receivables, recognition of revenue.

1.14       RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 -

Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(b) IFRS 10 ‘Consolidated Financial Statements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

(c) IFRS 11 Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011 and will replace IAS 31 - Interests in Joint ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Ventures. IFRS 11 is effective for annual period beginning on or after January 1, 2013.

(d) IFRS 12 ‘Disclosure of Interests in Other Entities’ - effective for annual periods beginning on or after January 1,

2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(e) IFRS 13 ‘Fair Value Measurement’ - effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides  the guidance on the measurement of  fair value and related disclosures through a fair value hierarchy

1.15       FINANCIAL INSTRUMENTS

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.

FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

The Company has made the following classifications:

Cash and equivalents

Held for trading

Accounts receivable

Loans and receivables

Accounts payable and accrued liabilities

Other financial liabilities

Sponsorship liability

Other financial liabilities

Promissory Notes

Other financial liabilities

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at September 30, 2013
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	476,504	-	-
(Held for trading) - Receivable	2,032	-	-

Financial Liabilities
Accounts payable and accrued liabilities	148,936	-	-
Short Term Loans	9,001	-	-
Promissory notes	82,444	-	-

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the three month period ended September 30, 2013 as allowed in NI 51-102, Section 5.3 (3).

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at report date:

Security in Number	September 30, 2013	Reporting Date
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares Share Subscriptions	25,017,075 8,000,000	25,017,075[2] 8,000,000

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

  Stock Options

  Warrants

  Convertible Debentures

	1,400,000 8,560,000 -	1,400,000 8,560,000[1] -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Options and Warrants. Fully diluted	9,960,000 42,977,075	9,960,000 42,977,075

1 327,500 warrants expired on September 07, 2012.

  200,000 warrants expired on January 11, 2013.

  8,000,000 warrants were issued in the private placement June 12, 2013

2 11,257,395 shares issued for debt settlement

  6,800,000 shares issued for asset acquisition

  8,000,000 share subscriptions were issued in the private placement June 12, 2013.

(c)

Disclosure Controls and Procedures

The management of ALDA is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under ALDA management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to ALDA management by others within those entities particularly during the period covered by this MD&A.

ALDA management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation; the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

Venture issuers are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52- 109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company are certifying officers to design and implement on a cost effective basis.

Forward Looking Statements

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Officers and Directors Tom Kennedy, CEO, Director Jamie Lewin, CFO, Director Eugene Beukman, Secretary, Director Sina Pirooz, Director	Contact Nuva Pharmaceuticals Inc. Suite 615 – 800 West Pender St Vancouver, BC V6C 2V6 Tel: 604-687-2038 Fax: 604-687-3141